Exhibit (a)(1)(iv)

LETTER OF TRANSMITTAL

To: RFMD Employees Eligible for the Option Exchange Program

From: Bob Bruggeworth, President and CEO

Date: July 11, 2005

Subject: Option Exchange Program

RF Micro Devices, Inc. (“RFMD”) is offering eligible employees a one-time opportunity to exchange (sometimes referred to as “tender”) some or all of such employees’ outstanding options to purchase shares of the Company’s common stock granted under the 1997 Key Employees’ Stock Option Plan, the 1999 Stock Incentive Plan, the 2003 Stock Incentive Plan (the “2003 Plan”), the RF Nitro Communications, Inc. 2001 Stock Incentive Plan and the Resonext Communications, Inc. 1999 Stock Plan (collectively referred to as the “Option Plans”) that have an exercise price equal to or greater than $5.38 per share (the “Eligible Options”) for options for a lesser number of shares (the “New Options”) to be granted under the 2003 Plan (the “Option Exchange Program”). We are making this offer upon the terms and subject to the conditions set forth in the enclosed Offer to Exchange and in the related accompanying Election Form (which together, as they may be amended or supplemented from time to time, constitute the “Offer” or “Offer to Exchange”).

The Offer is being made generally to RFMD employees who, as of July 11, 2005, the date the Offer commenced, are actively employed by us and have Eligible Options. However, RFMD’s five most highly compensated executive officers, including myself, members of the Board of Directors, consultants, and former and retired employees will not be eligible to participate in the Option Exchange Program. All other employees with Eligible Options will be eligible to participate and are collectively referred to as the “Eligible Employees.” Employees in certain non-U.S. jurisdictions may be excluded from the Option Exchange Program if local law would make their participation infeasible or impractical. To remain eligible to tender Eligible Options for exchange and cancellation, and receive New Options, you must remain an Eligible Employee and must not have received nor have given a notice of termination prior to the date that the Offer closes. Additionally, an Eligible Employee who surrenders his or her Eligible Options for exchange must also be an employee on the date that the New Options are granted (the “Grant Date”) in order to receive the New Options.

The Offer will expire at 12:00 Midnight Eastern Daylight Time on August 5, 2005, unless we extend the Offer (such date, as it may be extended in our discretion, the “Closing Date”). The Eligible Options surrendered will be cancelled as of the Closing Date, unless we elect to terminate the Offer or we elect, in our sole discretion, not to accept for surrender any or all of the Eligible Options. The Grant Date is expected to be on or as soon as practicable after the first business day after the Closing Date.

If you validly tender Eligible Options for exchange and cancellation, and such Eligible Options are accepted and cancelled, pursuant to the Offer, you will receive a New Option for one share of common stock in exchange for each Eligible Option for two shares of common stock.

Although our Board of Directors has approved the Offer, consummation of the Offer is subject to shareholder approval and the other conditions described in the enclosed Offer to Exchange. Neither we nor our Board of Directors makes any recommendation as to whether you should tender, or refrain from tendering, any or all of your Eligible Options in the Offer. You must make your own decision whether to tender your Eligible Options.

Attached to this Letter of Transmittal are the following documents containing details about the Option Exchange Program:

•	Offer to Exchange, which describes the Option Exchange Program.

•	Election Form, which can be duly executed and returned to RFMD by hand, interoffice mail, facsimile or via regular or overnight mail. Your individual Eligible Option Information Sheet is included with the Election Form.

•	Notice of Withdrawal, which can be duly executed and returned to RFMD by hand, interoffice mail, facsimile or via regular or overnight mail.

We intend to conduct an employee webast regarding the Option Exchange Program that will be available on the RFMD Treasury Intranet at http://rfmdweb/treasury/. Copies of documents relating to the Option Exchange Program also can be accessed on the SEC’s website at www.sec.gov or on the RFMD Treasury Department internal website at http://rfmdweb/treasury/.

Please read the information provided in the attached documents and carefully consider your decision before accepting or rejecting the Offer. Participation in this Offer is completely voluntary. You must make your own informed decision whether to exchange your Eligible Options. Participation in this Offer involves certain risks that are discussed in the documents referenced above. You should read these materials carefully and understand all aspects of this Offer before deciding whether to participate. In addition, you should consult your personal outside advisor(s) if you have questions about your financial or tax situation.

If you wish to accept the offer to participate in the Option Exchange Program, complete and sign the Election Form and send it to the attention of Brenda Hatley, Stock Option Administrator, by hand, by interoffice mail, by facsimile ((336) 931-7384), or by regular or overnight mail. If you use regular or overnight mail, send it to RF Micro Devices, Inc., 7628 Thorndike Road, Greensboro, North Carolina 27409-9421, Attention: Brenda Hatley. The Election Form must be received by the Treasury Department before 12:00 Midnight Eastern Daylight Time on August 5, 2005, unless the Offer is extended by RFMD, in its sole discretion. Your Eligible Options will not be considered tendered until we receive the Election Form. Except as described in the following sentence, the Election Form must be executed by the Eligible Employee who tendered the Eligible Options exactly as such Eligible Employee’s name appears on the Eligible Option agreement. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the Election Form.

We will only accept delivery of the signed Election Form by hand, interoffice mail, regular or overnight mail, or facsimile. Delivery by e-mail or other electronic means will NOT be accepted. The method of delivery is at your own option and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time. You do not need to return your stock option agreements relating to any tendered Eligible Options, as they will be automatically cancelled if we accept your Eligible Options for exchange. The Election Form may be changed or revoked at any time before the Closing Date by delivering a new properly completed Election Form bearing a later date.

If you have any questions after reading the attached materials and viewing the webcast, please send your questions to our internal e-mail address, OEC@rfmd.com or contact us via phone at Extension 5750 ((336) 678-5750) and we will respond to your questions. Non-U.S. Eligible Employees should be sure to read Schedule C of the Offer to Exchange to learn about certain tax and other consequences of accepting or rejecting the Offer under the laws of the country in which they are employed.

Terms used but not otherwise defined in this letter shall have the meanings given to them in the Offer to Exchange.